UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D*
                 Under the Securities Exchange Act of 1934
                    (Amendment No. 3)  *Final Amendment


                           Nugget Exploration, Inc.
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                               (Name of Issuer)


                         Common Stock, par value $0.01
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                        (Title of Class of Securities)


                                  669903 30 4
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                                (CUSIP Number)


         Ken Kurtz, 2133 East 9400 South, Suite 151, Sandy, Utah 84093
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    (Name, address and telephone number of person authorized to receive notices and communications)


                               November 15, 1999
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            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box (    ).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                PAGE 2 OF 7
                                  SCHEDULE 13D
CUSIP No.  669903 30 4
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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

    First Avenue, Ltd.        87-0569161
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

    WC (Working Capital) & OO (Other)
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (   )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    First Avenue, Ltd. is organized under the laws of the State of Utah as a limited partnership.
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                    7)  SOLE VOTING POWER
NUMBER OF                48,709 shares (1.2%)
SHARES
BENEFICIALLY        -----------------------------------------------------
OWNED BY            8)  SHARED VOTING POWER
EACH                     -0- shares
REPORTING
PERSON WITH        ------------------------------------------------------
                    9)  SOLE DISPOSITIVE POWER
                         48,709 shares (1.2%)

                    -----------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                         -0- shares

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,709 shares   (Directly owned)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%
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14)  TYPE OF REPORTING PERSON

     PN
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
                                                                PAGE 3 OF 7
                                 SCHEDULE 13D
CUSIP No.  669903 30 4
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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

    Ken Kurtz         ###-##-####
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

    OO (Other)
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (   )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Ken Kurtz is a US citizen.
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                    7)  SOLE VOTING POWER
NUMBER OF                -0- shares
SHARES
BENEFICIALLY        ------------------------------------------------------
OWNED BY            8)  SHARED VOTING POWER
EACH                     57,709 shares (1.4%)
REPORTING
PERSON WITH         ------------------------------------------------------
                    9)  SOLE DISPOSITIVE POWER
                         -0- shares

                    ------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                         57,709 shares (1.4%)

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,709 shares (Indirectly owned)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.4%
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14)  TYPE OF REPORTING PERSON

     IN
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
                                                                PAGE 4 OF 7
                                 SCHEDULE 13D
CUSIP No.  669903 30 4
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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

    Carrie Kurtz    -    ###-##-####
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

    OO (Other)
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (   )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Carrie Kurtz is a US citizen.
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                    7)  SOLE VOTING POWER
NUMBER OF                -0- shares
SHARES
BENEFICIALLY        ------------------------------------------------------
OWNED BY            8)  SHARED VOTING POWER
EACH                     48,709 shares (1.2%)
REPORTING
PERSON WITH         ------------------------------------------------------
                    9)  SOLE DISPOSITIVE POWER
                         -0- shares

                    ------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                         48,709 shares (1.2%)

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,709 shares (Indirectly owned)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%
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14)  TYPE OF REPORTING PERSON

     IN
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
                                                                PAGE 5 OF 7
Item 1.  Security and Issuer

This statement relates to common stock, par value $0.01 per share, of Nugget Exploration, Inc. ("Common Stock"). Nugget Exploration ("Nugget" or the "Issuer") is a Nevada corporation with principal executive offices at 2051 Springville Road, Cherry Hill, New Jersey 08003.


Item 2.  Identity and Background

(a) This statement is filed by First Avenue, Ltd., a limited partnership organized under the laws of the State of Utah ("FAL"), Ken Kurtz, an individual and general partner of First Avenue, Ltd. and Carrie Kurtz, an individual and general partner of First Avenue, Ltd. Mr. Kurtz, Mrs. Kurtz and FAL are sometimes collectively referred to herein as the "Reporting Persons."

(b) The business address for the Reporting Persons is 2133 East 9400 South, Suite 151, Sandy, Utah 84093.

(c) The principal business of First Avenue, Ltd. is investment management. The principal occupation of Ken Kurtz is a private investor and consultant. Mr. Kurtz is a general partner of FAL and also the president of Park Street Investments, Inc., a Utah corporation wholly owned by Mr. Kurtz. The principal occupation of Carrie Kurtz is a homemaker. Mrs. Kurtz is also a general partner of FAL.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Persons was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) First Avenue, Ltd. is a limited partnership organized in the State of Utah. Mr. and Mrs. Kurtz are U.S. citizens.


Item 3.  Source and Amount of Funds or Other Consideration

On June 22, 1998, First Avenue, Ltd. received 15,100,000 shares of restricted Common Stock of the Issuer in exchange for $15,100.00, pursuant to a Consulting Agreement dated March 5, 1998. FAL received the shares as a designee of Park Street Investments, Inc., a Utah corporation. On October 19, 1998 the Issuer effected a 1-for-310 reverse stock split on its issued and outstanding common stock leaving FAL with 48,709 shares of restricted Common Stock.

On November 30, 1998 the Issuer executed a Settlement Agreement with Park Street Investments, Inc. Also on November 30, 1998 the Issuer authorized 400,000 shares to be issued pursuant to a new Consulting Agreement dated November 30, 1998 between the Issuer and Ken Kurtz, to be registered on Form S-8 with the Securities and Exchange Commission ("SEC").

On January 15, 1999, Ken Kurtz transferred 100,000 shares to FAL as a capital contribution. On January 17, 1999, FAL transferred 50,000 shares to a third party. On February 16, 1999, FAL applied a total of approximately $12,800 of working capital for 3,000 shares. On March 15, 1999, Mr. Kurtz sold 150,000 shares to a third party. On May 20, 1999, FAL applied a total of approximately $1,800 of working capital for 2,500 shares. On June 11, 1999, Mr. Kurtz transferred 41,000 shares to FAL as a capital contribution and 9,000 shares to a 401-k plan sponsored by Aspen Ridge Corporation, a Utah corporation, wholly owned by Mr. Kurtz. On September 1, 1999, Mr. Kurtz recovered 100,000 shares as a result of litigation arising out of the March 15, 1999 transaction.

On December 15, 1999, Ken Kurtz sold 291,000 shares in private transactions with third parties.


Item 4.  Purpose of Transaction

Please see Item 3, "Source and Amount of Funds or Other Consideration", above. The Reporting Persons acquired the shares of Nugget Exploration, Inc. for investment purposes. At this time, the Reporting Persons have no intention of acquiring additional shares of the Issuer, although they reserve the right to make additional purchases from time to time. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of Nugget Exploration, Inc. reported herein. The Reporting Persons have no intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts and calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits.

None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1999

First Avenue, Ltd.

 /s/ Ken Kurtz                           /s/ Carrie Kurtz
-----------------------------           -----------------------------
Ken Kurtz, General Partner              Carrie Kurtz, General Partner
 on behalf of First Avenue, Ltd.         on behalf of First Avenue, Ltd.


 /s/ Ken Kurtz
-----------------------------
Park Street Investments, Inc.
 General Partner, on behalf of First Avenue, Ltd.


 /s/ Ken Kurtz
-----------------------------
Ken Kurtz, trustee,
 of a 401-k plan sponsored by Aspen Ridge Corporation


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S.C. 1061).